ATIF Holdings Limited

25391 Commercentre Dr., Ste 200

Lake Forest, CA 92630

646-828-8710

April 22, 2025

Via EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade & Services

100 F Street, NE

Washington, D.C., 20549

Attn:  Rebekah Reed

Re:	ATIF Holdings Limited
Registration Statement on Form S-1, as amended (File No. 333-286034)
Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended, ATIF Holdings Limited hereby requests that the effectiveness of the above-referenced Registration Statement on Form S-1 (the “Registration Statement”) be accelerated and that the Registration Statement become effective at 4:30 p.m., Eastern Time, on April 24, 2025, or as soon thereafter as practicable.

Very truly yours,

ATIF Holdings Limited

By:	/s/ Kamran Khan
Name:	Kamran Khan
Title:	Chief Executive Officer